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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 8, 2019

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-219583), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a Stock Exchange Announcement dated 08 July 2019 entitled ‘VODAFONE APPOINTS VINOD KUMAR AS CHIEF EXECUTIVE OFFICER OF VODAFONE BUSINESS’

RNS: 7171E

Vodafone Group Plc

08 July 2019

8 July 2019

VODAFONE APPOINTS VINOD KUMAR AS CHIEF EXECUTIVE OFFICER OF VODAFONE BUSINESS

Vodafone Group Plc today announced the appointment of Vinod Kumar as Chief Executive Officer of Vodafone Business with effect from 2 September 2019.  Vinod will join the Executive Committee from that date and report to Vodafone Group Chief Executive Nick Read.

Vinod succeeds Vodafone Group CEO Rest of World, Vivek Badrinath, who has been acting as Interim CEO of Vodafone Business since March 2019.

Vinod has been the Managing Director and CEO of Tata Communications Ltd since 2011, after joining the company as Chief Operating Officer in 2004. Tata Communications Ltd is listed on the Bombay Stock Exchange and the National Stock Exchange of India. He has been a member of the company’s Board since 2007.  He has a long career in the telecommunications industry, including roles at Asia Netcom, WorldCom, Global One and Sprint International.  Vinod has a Bachelor of Science from the Birla Institute of Technology & Sciences.

Vodafone Group Chief Executive Nick Read said, “Vinod is a very experienced business leader with a breadth of experience from across the globe.  He is a great addition to Vodafone and the Executive Committee.

“I would also like to take this opportunity to thank Vivek for his support this year in acting as Interim CEO.”

Vinod Kumar added, “I am very excited to join the vibrant team at Vodafone Business. The global reach, the pervasive network and the brand loyalty that Vodafone has created makes it an ideal partner for any organisation’s digital transformation, regardless of size or industry.”

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For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	ir@vodafone.co.uk

About Vodafone Group

Vodafone Group is one of the world’s leading telecoms and technology service providers. We have extensive experience in connectivity, convergence and the Internet of Things, as well as championing mobile financial services and digital transformation in emerging markets.

Vodafone Group has mobile operations in 25 countries, partners with mobile networks in 41 more, and fixed broadband operations in 19 markets. As of 31 March 2019, Vodafone Group had approximately 650 million mobile customers, 19 million fixed broadband customers and 14 million TV customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 8, 2019	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary